SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25a, Sec. 1 WpHG
We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on
April 07, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
30.03.2015

6. Total amount of voting rights: 5.03% (equals 5667684 voting rights)
calculated from the following total number of voting rights issued:
112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 0.62% (equals 701692 voting rights) thereof held indirectly: 0.62% (equals 701692 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 2.78% (equals 3130999 voting rights) thereof held indirectly:
2.78% (equals 3130999 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 1.63% (equals 1834993 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings: Credit Suisse AG, Credit Suisse
Investments (UK),Credit Suisse Investment Holdings (UK), Credit Suisse
Securities (Europe) Limited

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 08.07.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 08.02.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 03.05.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.05.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 02.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 04.10.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 03.01.2017

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 02.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 28.04.2017

Furthermore we received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on April 07, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 30.03.2015

6. Total amount of voting rights: 5.03% (equals 5667684 voting rights)
calculated from the following total number of voting rights issued:
112694555

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 0.62% (equals 701692 voting rights) thereof held indirectly: 0.62% (equals 701692 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 2.78% (equals 3130999 voting rights) thereof held indirectly:
2.25% (equals 2540915 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 1.63% (equals 1834993 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK),
Credit Suisse Securities (Europe) Limited

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.06.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 08.07.2015

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 08.02.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 03.05.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 05.05.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 02.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 04.10.2016

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 03.01.2017

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 02.02.2017

ISIN or name/description of the financial/other instrument: Equity Swap,
Cash Settlement
Maturity:
Expiration date: 28.04.2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 9, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO